Two Roads Shared Trust

17605 Wright Street, Suite 2

Omaha, NE 68130

May 23, 2018

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Two Roads Shared Trust Request for Withdrawal of Application for Exemptive Order (File No. 812-14863)

Dear Sir or Madam:

Symmetry Partners, LLC and Two Roads Shared Trust (the “Applicants”) have previously filed on January 5, 2018 an application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an order of exemption from Section 15(a) of the Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms (the “Application”).

Applicants hereby respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

Please direct any questions concerning this letter to me at (631) 470-2734 or Stacy Louizos at Drinker Biddle & Reath LLP, counsel to the Trust at (212) 248-3292.

Very truly yours,
/s/ Richard A. Malinowski
Richard A. Malinowski Esq.
Secretary, Two Roads Shared Trust